Exhibit 99.1

51job, Inc. Enters into an Amended Merger Agreement for
Going-Private Transaction

SHANGHAI, March 1, 2022 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today that it has entered into an amendment to its previously announced Agreement and Plan of Merger dated as of June 21, 2021 (the “Original Merger Agreement,” and the Original Merger Agreement as so amended, the “Amended Merger Agreement”) with Garnet Faith Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands (“Merger Sub”). Pursuant to the Amended Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company with the Company being the surviving company (the “Merger”), in a transaction implying an equity value of the Company of approximately US$4.3 billion in which the Company will be acquired by a consortium of investors (the “Consortium”). The amendment follows the Company’s receipt of a letter dated January 12, 2022 (the “Revised Proposal”) from Merger Sub proposing to reduce the merger consideration under the Original Merger Agreement, which was announced by the Company on January 12, 2022.

Pursuant to the terms of the Amended Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common share, par value US$0.0001 per share, of the Company (each, a “Common Share” or a “Share”) issued, outstanding and not represented by American depositary shares of the Company (each, an “ADS,” representing one Common Share) immediately prior to the Effective Time, other than the Excluded Shares, the Continuing Shares and the Dissenting Shares (each as defined in the Amended Merger Agreement), will be cancelled and cease to exist, in exchange for the right to receive US$61.00 in cash per Share without interest (the “Amended Per Share Merger Consideration”), and each outstanding ADS, other than ADSs representing Excluded Shares and Continuing Shares, together with each Share represented by such ADS, will be cancelled in exchange for the right to receive US$61.00 in cash per ADS without interest (the “Amended Per ADS Merger Consideration,” and together with the Amended Per Share Merger Consideration, the “Amended Merger Consideration”).

The Amended Merger Consideration represents a premium of 33.10% to the closing price of the Company’s ADSs on January 11, 2022, the last trading day prior to the Company’s announcement of its receipt of the Revised Proposal, and a premium of 31.38% to the volume-weighted average closing price of the Company’s ADSs during the last 30 days prior to its receipt of the Revised Proposal.

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51job, Inc. Enters into an Amended Merger Agreement for Going-Private Transaction

March 1, 2022

In addition to reducing the merger consideration per Share or per ADS from US$79.05 to US$61.00, the Amended Merger Agreement also extends the termination date upon which either the Company or Merger Sub may terminate the Amended Merger Agreement, from March 21, 2022 to August 31, 2022, and reduces the Company Termination Fee (as defined in the Amended Merger Agreement) from US$80 million to US$70 million and the Merger Sub Termination Fee (as defined in the Amended Merger Agreement) from US$160 million to US$140 million.

The Consortium includes DCP Capital Partners II, L.P. (together with its affiliated investment entities, “DCP”), Ocean Link Partners Limited (together with its affiliated investment entities, “Ocean Link”), and Mr. Rick Yan, the Chief Executive Officer of the Company. Recruit Holdings Co., Ltd. (“Recruit”), the Company’s largest shareholder, is also participating in the transaction with the Consortium.

The Consortium intends to fund the Merger through a combination of cash contributions from certain members of the Consortium pursuant to their respective equity commitment letters, equity contributions from certain shareholders of the Company, proceeds from certain committed term loan facilities in an aggregate amount up to US$1.875 billion from China Merchants Bank Co., Ltd. Shanghai Branch as the sole original mandated lead arranger and the lead underwriter, and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch as the original joint mandated lead arranger and the co-lead underwriter, and available cash of the Company and its subsidiaries.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Amended Merger Agreement and the Merger and resolved to recommend the Company’s shareholders vote to approve the Amended Merger Agreement and the Merger. The Special Committee evaluated the Revised Proposal and negotiated the terms of the Amended Merger Agreement with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close during the first half of 2022, is subject to customary closing conditions including the approval of the Amended Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval of the Amended Merger Agreement and the Merger. Mr. Rick Yan (together with entities through which Mr. Yan beneficially owns Shares), Recruit, and certain other existing shareholders of the Company have agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 54.9% of the voting rights attached to the total outstanding Shares of the Company as of the date of the Amended Merger Agreement, in favor of the authorization and approval of the Amended Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Select Market.

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51job, Inc. Enters into an Amended Merger Agreement for Going-Private Transaction

March 1, 2022

Kroll, LLC, operating through its Duff & Phelps Opinions Practice, is serving as financial advisor to the Special Committee; Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Special Committee; Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to the Company; Jun He Law Offices is serving as PRC legal counsel to the Company; and Maples and Calder LLP is serving as Cayman Islands legal counsel to the Company.

Paul, Weiss, Rifkind, Wharton & Garrison LLP, Kirkland & Ellis LLP and Weil, Gotshal & Manges LLP are serving as international co-counsels to the Consortium. Fangda Partners is serving as PRC legal counsel to the Consortium. Ogier and Harney Westwood & Riegels are serving as Cayman Islands legal counsels to the Consortium.

Sullivan & Cromwell LLP is serving as legal counsel to Recruit; Conyers Dill & Pearman LLP is serving as Cayman Islands legal counsel to Recruit; Haiwen & Partners is serving as PRC legal counsel to Recruit; and JPMorgan Securities Japan Co., Ltd. is serving as financial advisor to Recruit.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Amended Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail to its shareholders a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”), which will include the Company’s proxy statement. The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

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51job, Inc. Enters into an Amended Merger Agreement for Going-Private Transaction

March 1, 2022

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Enters into an Amended Merger Agreement for Going-Private Transaction

March 1, 2022

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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